SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

ACM Managed Income Fund, Inc.
(AMF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

000919100
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2006
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)




Item 1.  Security and Issuer

Common Stock
ACM Managed Income Fund, Inc.
Alliance Capital Management L.P.
1345 Avenue of the Americas
New York, New York 10105


Item 2.  Identity and Background

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director, and controlling stockholder, JoAnn Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment Management for individuals, pension, and profit sharing plans, corporations, endowments, trust, and others, specializing in conservative asset management (i.e. fixed income investments).

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (?the Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations


KIM, an independent investment advisor, has accumulated 3,357,640 shares of AMF on behalf of accounts that are managed by KIM (?the Accounts?)
under limited powers of attorney, which represents 13.27% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.


Item 4.  Purpose of Transaction

KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of AMF fit the investment guidelines for various Accounts. Shares have been acquired since March 29, 2005.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM owns 3,357,640 shares, which represents 13.27% of the outstanding shares. George Karpus presently owns 2,890 shares purchased May 2, 2005 at $3.57 (2200) and January 18, 2006 at $3.55 (10
shares), January 20, 2006 at $3.55 (25 shares), January 25, 2006 at $3.55
(100 shares), January 26, 2006 at $3.54 (100 shares),. on January 30,
2006 at $3.48 (25 shares), February 1, 2006 at $3.47 (30 shares) and on February 3, 2006 at $3.47 (400 shares). Karpus Investment Management
Profit Sharing Plan presently owns 5000 shares purchased on June 13,
2005 at $3.66 (3000), January 19, 2006 at $3.54 (600 shares) and on
January 20, 2006 at $3.54 per share (1400 shares). Karpus Investment Management Defined Benefit Plan currently owns 4650 shares purchased
July 29, 2005 at $3.67 (3700 shares), August 9, 10, 11, and 12 at $3.63
(800 shares) and February 3, 2006 at $3.47 (150 shares). Sophie Karpus presently owns 2000 shares purchased May 17, 2005 at $3.55. Dana R.
Consler presently owns 1450 shares purchased September 13, 2005 at
 $3.68 (1400 shares) and on January 30, 2006 at $3.48 (50 shares). None of the other Principals of KIM currently owns shares of AMF.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share
Date
Shares
Price Per Share
1/3/2006
4000
3.49

2/1/2006
18090
3.49
1/5/2006
2500
3.48

2/2/2006
3900
3.54
1/9/2006
1300
3.55

2/2/2006
-1990
3.48
1/10/2006
675
3.56

2/3/2006
447100
3.51
1/11/2006
13140
3.53

2/6/2006
6000
3.48
1/12/2006
51100
3.52

2/6/2006
-1050
3.46
1/13/2006
12700
3.54

2/7/2006
3000
3.55
1/17/2006
21000
3.56

2/8/2006
21700
3.56
1/18/2006
28600
3.55

2/9/2006
8100
3.57
1/19/2006
12150
3.53

2/10/2006
20245
3.56
1/20/2006
22000
3.55

2/13/2006
24400
3.56
1/23/2006
20900
3.56

2/14/2006
-2400
3.44
1/24/2006
40500
3.56

2/15/2006
6430
3.52
1/25/2006
35700
3.55

2/16/2006
4750
3.45
1/25/2006
-50
3.54

2/17/2006
2350
3.34
1/26/2006
47200
3.54

2/23/2006
120
3.26
1/27/2006
56300
3.53

2/24/2006
525
3.12
1/27/2006
-10600
3.52

2/27/2006
7800
3.56
1/28/2006
22700
3.48

2/28/2006
8000
3.45
1/28/2006
-110
3.50




1/31/2006
15800
3.50






The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the AMF securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.




By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Dated:  	March 9, 2006